Exhibit 3.15

February 25, 2005

David McGlade

Penthouse

Athena Court

2 Finchley Road

London, NW8 6DP

Re:    Intelsat Ltd. Employment Agreement

Dear Mr. McGlade:

You and Zeus Holdings Limited (“Zeus”) and Intelsat Ltd. (“Intelsat”) have entered into an Employment Agreement, dated as of January 28, 2005.

Pursuant to Section 2.1(c)(i) of the Employment Agreement, Intelsat is required to pay you a lump sum payment of $1,500,000 as soon as practicable following your commencement of employment with the Company. In lieu of such obligations under Section 2.1(c)(i) of the Employment Agreement, the Company shall pay you an amount in cash equal to $300,000 on the date hereof, and an amount in cash equal to $1,200,000 on March 15, 2005 (each a “Payment Amount” and collectively, the “Payment Amounts”), and shall have no further obligation under Section 2.1(c)(i) of the Employment Agreement. In addition to such amounts, Intelsat will pay to you on the date hereof an amount in cash equal to $90,880, as a return of certain amounts overwithheld from you by Intelsat in connection with previous compensatory payments.

All shares of Parent purchased by you prior to the commencement of your employment shall be treated as Purchased Parent Shares under your Employment Agreement. If you do not commence employment with Intelsat by April 1, 2005, you shall repay immediately to Intelsat the Payment Amounts, and your repayment obligations under the second sentence of Section 2.1(c)(i) shall continue to remain in effect.

The governing law of this letter and dispute resolution shall be as set forth in Section 7 of the Employment Agreement, and the withholding provisions of Section 7.12 of the Employment Agreement shall apply to these payments.

Capitalized terms not defined herein shall have the meaning set forth in the Employment Agreement or the Transaction Agreement, as applicable.

Yours truly,

ZEUS HOLDINGS LIMITED

By:

David McGlade

February 25, 2005

INTELSAT LTD.

By:

Accepted and Acknowledged:

DAVID MCGLADE
David McGlade